SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of December, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ___

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES ARRANGES FINANCING FOR BOEING 737-800 AIRCRAFT SCHEDULED FOR DELIVERY IN 2008

NEWS RELEASE	CONTACT: Joseph Putaturo - Panama
507-304-2677

TO TRANSPORTATION AND BUSINESS EDITORS:

Copa Airlines Arranges Financing for Boeing 737-800 Aircraft Scheduled for Delivery in 2008

PANAMA CITY, Dec. 5 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings, today announced it has secured a financing commitment by the Private Export Funding Corporation (PEFCO) to finance the purchase of two Boeing 737-800 aircraft for which preliminary commitments for comprehensive, long-term Export-Import Bank of the United States (Ex-Im Bank) guarantees have been obtained. The lead arranger for this transaction was J.P. Morgan Securities Inc.

The financing by PEFCO will contain twelve-year repayment terms at a fixed interest rate. The two Boeing 737-800 aircraft involved in this financing have a list price of US$146 million and are scheduled for delivery in May and November of 2008.

"We are very pleased to once again count on the support of PEFCO and Ex-Im Bank. It allows us to keep growing our fleet and expanding our network under very favorable financing terms," commented Victor Vial, CFO of Copa Holdings.

PEFCO offers a broad range of financing programs as a direct lender and as a secondary market buyer of export loans originated by lenders. To be eligible for financing by PEFCO, all loans must be protected against nonpayment under an appropriate guarantee or insurance policy issued by Ex-Im Bank or certain other U.S. Government institutions.

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service. Copa Airlines, based in Panama City, Panama, currently offers approximately 116 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 12/04/2007	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO